

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2020

Chuck Pettid
President and Director
Fig Publishing, Inc.
335 Madison Avenue, Floor 16
New York, NY 10017

Re: Fig Publishing, Inc.
Amendment No. 1 to
Offering Statement on Form 1-A
Filed September 30, 2020
File No. 024-11304

Dear Mr. Pettid:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 23, 2020 letter.

Amendment No.1 to Offering Statement on Form 1-A

Summary
Current Developer - Digital Eclipse, page 3

1. Please clarify the disclosure you provided in response to prior comment 1. In this regard, it appears you may be asserting that Digital Eclipse can save money by using Fig Funds to fund game development because it can choose not to seek intellectual property protection for the games it develops. However, it appears that Digital Eclipse will continue to obtain intellectual property licenses to the older games it will be redeveloping as it has done in the past. In addition, it is not clear if Digital Eclipse will be able to obtain intellectual property rights for the redeveloped games. Please revise your disclosure to clarify

the basis for your assertion that funding games with Fig will ensure Digital Eclipse will retain a greater percentage of profits.

Notes to Semiannual Consolidated Financial Statements
Note 11 – Subsequent Events, page F-17

2.   Please revise to update the subsequent events disclosures pursuant to ASC 855-10-50-1 and 50-2. Tell us what consideration you gave to disclosing this Regulation A offering of FGS – DE shares. You should address the expected balance sheet classification of such shares considering that any proceeds from the offering that are not deployed to the Developer for Licensed Games will be returned. In this regard, refer to ASC 480-10-S99-3A.

Exhibits

3.   With regard to the Digital Eclipse presentation you filed as Exhibit 13.1, please confirm your understanding that "testing the waters" materials may be used before qualification of the offering statement, provided that all solicitation materials are preceded or accompanied by a preliminary offering circular or contain a notice informing potential investors where and how the most current preliminary offering circular can be obtained. In this regard, we note that your testing the waters materials do not include the information required by Securities Act Rule 255(b)(4). Furthermore, we note the slide in the presentation indicating that Digital Eclipse will receive 75% of revenue with its own funding. However, this does not appear to take into account Fig's service fee or Fig's revenue share of the games funded by Fig. Lastly, we note the slide setting forth five year revenue projections. Please state the basis for these statements given that Fig funds will be provided on a game by game basis and not all at once and it will take time to identify games, obtain intellectual property licenses and develop the games. Include your assumptions and the risks relating to your assumptions.

General

4.   Please file the escrow agreement with Prime Trust, LLC as an exhibit. Refer to Item 17 of Form 1-A.

You may contact Melissa Walsh, Staff Accountant, at 202-551-3224 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology